18001584

SEC Mail Processing Section MAR 15 2018 Washington DC

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 26431

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Repex & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

550 Durie Avenue
(No. and Street)

Closter	NJ	07624
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Sokolower (201)767-1050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF O'Connor Davies, LLP
(Name – *if individual, state last, first, middle name*)

665 Fifth Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, David Sokolower, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Repex & Co., Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LIDIA OSHIRO
ID # 2336958
NOTARY PUBLIC
STATE OF NEW JERSEY
My Commission Expires November 9, 2020

David Sokolower
Signature

PRESIDENT
Title

L Oshiro
Notary Public 2/21/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPEX & CO., INC.
TABLE OF CONTENTS
DECEMBER 31, 2017

Repex & Co., Inc.'s Rule 15c3-3 Exemption Report

Repex & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 pursuant to the Securities Exchange Act of 1934 ("SEA") (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Rule 15c3-3 Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Repex & Co., Inc. has met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017, without exception.

Repex & Co., Inc.

I, David Sokolower, swear (or affirm) that, to my best knowledge and belief, this Rule 15c3-3 Exemption Report is true and correct.

By: David Sokolower
Title: President
February 21, 2018

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Repex & Co., Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Repex & Co., Inc. (the "Company"), as of December 31, 2017, the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supporting Schedules
The supporting schedules required by Rule 17a-5 under the Securities Exchange Act of 1934 ("SEA") have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supporting schedules are the responsibility of the Company's management. Our audit procedures included determining whether the information in the supporting schedules reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supporting schedules. In forming our opinion on the supporting schedules, we evaluated whether the supporting schedules, including their form and content, are presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supporting schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Emphasis of a Matter
As more fully described in Notes 2, 5 and 9 to the financial statements, the Company has material transactions with related parties. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions between unrelated parties.

We have served as the Company's auditor since 2014.

PKF O'Connor Davies, LLP

March 14, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 I Tel: 212.867.8000 or 212.286.2600 I Fax: 212.286.4080 I www.pkfod.com

REPEX & CO., INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS	
Cash and cash equivalents	$299,175
Securities owned – at fair value (Note 3)	314,535
Commissions receivable	44,667
Total Assets	$658,377

LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$73,408
Clearance fee payable	9,536
Payroll taxes payable	2,311
Total Liabilities	$85,255
Stockholder's Equity	
Common Stock	
Authorized: 200 shares, no par value	
Issued and Outstanding: 100 shares	6,000
Paid-in Capital	23,000
Retained Earnings	544,122
Total Stockholder's Equity	573,122
Total Liabilities and Stockholder's Equity	$658,377

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2017

Revenues	
Commissions	$483,745
Gains – principal trades	$12,281
Rule 12b-1 fees	8,957
Interest and dividends	2,406
Other Income	6,037
Total Revenues	513,426
Expenses	
Compensation	222,389
Commissions	25,429
Clearance fees	109,652
Stationery, printing and office expenses	337
Stock exchange expenses	10,513
Telephone and communications	7,041
Information technology services	34,970
Professional fees	15,300
Insurance	15,325
State corporate taxes	837
Total Expenses	441,793
Net Income	$71,633

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2017

	Common Stock	Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance – January 1, 2017	$6,000		$472,489	$478,489
Contributions		23,000		23,000
Net Income	-		71,633	71,633
Balance – December 31, 2017	$6,000	$23,000	$544,122	$573,122

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2017

Balance – January 1, 2017	$0
Balance – December 31, 2017	$0

See accompanying notes.

REPEX & CO., INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2017

Cash flows from operating activities	
Net income	$71,633
Adjustments to reconcile net income to net cash provided by/(used in) operating activities	
Decrease (Increase) in operating assets:	
Securities owned – at market value	124
Commissions receivable	68
Increase (Decrease) in operating liabilities	
Clearance fee payable	(196)
Accounts payable and accrued expenses	(18,857)
Payroll taxes payable	(3,097)
Total Adjustments	(21,958)
Cash provided by/(used in) operating activities	49,675
Cash Flows from Financing Activities	
Contributions	23,000
Cash provided by financing activities	23,000
Cash; beginning of year	226,500
Cash; end of year	$299,175

See accompanying notes.

NOTE 1 – Organization and Business Activities

Repex & Co., Inc. (the "Company") is a New Jersey Corporation.

The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company began operations as a broker-dealer on September 16, 1981. The Company clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of Rule 15c3-3(k)(2)(ii) under the Securities Exchange Act of 1934. The Company's Shareholder is David Sokolower (the "Shareholder").

NOTE 2 – Significant Accounting Policies

(a) Revenue Recognition and Commission Receivable

Securities transactions (and the related commission revenues and expenses) are recorded on a trade date basis. Proprietary securities transactions are reported on a trade date basis, and the related gains or losses are recorded in principal trade gains.

Rule 12 b-1 fees are recognized as earned based on the daily average net assets of the assets under management in registered investment companies.

Service fees are recognized as earned from a related party.

(b) Cash and Cash Equivalents – The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

(c) Use of Estimates in Financial Statements – The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("US GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Income Taxes – The Company has elected to be taxed as an "S" Corporation under the Internal Revenue Code. In lieu of corporate income taxes, stockholders of a Subchapter S Corporation are taxed on their proportionate share of the Company's taxable income. The Company's income tax filings are subject to audit by federal and state tax authorities.

The Company believes that it has no uncertain tax positions, and accordingly, no liability has been recorded. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law, and new authoritative rulings. The 2014, 2015, and 2016 tax years of the Company remain subject to examination by U.S. Federal and certain state and local tax authorities.

The Company has also elected to be treated as an "S" Corporation for New Jersey income taxes, and therefore, there are no provisions for state income taxes in the financial statements.

NOTE 3 – Securities Owned

Securities owned are stated at fair value and consist of the following:

U.S. Treasury Bills	$314,535	Cost Basis $314,115

NOTE 4 – Fair Value Measurements

The framework for measuring fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2 Inputs to the valuation methodology include

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies use for assets measured at fair value, at December 31, 2017:

U.S. Treasury Bills: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Company's assets and liabilities at fair value as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
U.S. Treasury Bills	$314,535	$0	$0	$314,535

NOTE 5 – Lease Commitment

The Company occupies office space in which an affiliate company of Repex & Co., Inc. has liability for the lease. Therefore, the Company has no lease commitment.

As of December 31, 2017, the Company had no rent expense.

NOTE 6 – Net Capital Requirement

The Company is subject to the SEA Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 times net capital, as defined. At December 31, 2017, the Company's net capital ratio was 0.148 to 1 and its net capital was $573,122, which was $473,122 in excess of its required net capital.

NOTE 7 – Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The customers' margin transactions are collateralized with marginable securities and are executed with and on behalf of banks, brokers and dealers, and other financial institutions. The Company introduces these transactions for clearance to its clearing broker on a fully disclosed basis; the clearing broker has custody of the account and holds the collateral. The Company's exposure to risk is at the customer level, and as the Company is an introducing broker, risk is monitored by the Company and the clearing broker.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the clearing broker and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such nonperformance by its customers.

The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions, when necessary.

Note 8 – Indemnifications

In the normal course of business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees, and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company also believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 9 – Related Party Transactions

During 2017, the Company received $23,000 in capital contributions from Repex Investment Management Co., Inc., an entity under common control of the Shareholder. There is no agreement associated with this transaction.

Note 10 – Subsequent Events

Subsequent events were considered through March 14, 2018, which is the date the financial statements were available to be issued.

REPEX & CO., INC.

SUPPORTING SCHEDULES

DECEMBER 31, 2017

REPEX & CO., INC.
SCHEDULE OF COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
PURSUANT TO RULE 15C3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 ("SEA")
DECEMBER 31, 2017

Total Stockholder's Equity	$573,122
Deductions and/or charges	
Non-allowable assets	-
Net capital before haircuts	573,122
Haircuts on securities	-
Net capital	573,122
Less: Minimum net capital requirements	(100,000)
Capital in excess of all requirements	$473,122
Aggregate indebtedness	
Clearance fee payable	9,536
Accounts payable and accrued expenses	73,408
Payroll tax payable	2,311
	$85,255
Capital ratio – (maximum allowance 1500%) Ratio of aggregate indebtedness to net capital	14.88%

No material differences exist between the above computation and the computation included in the Company's corresponding unaudited amended Form X-17A-5 Part IIA filing at December 31, 2017.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER SEA RULE 15c3-3
DECEMBER 31, 2017

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of the SEA Rule 15c3-3.

REPEX & CO., INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEA RULE 15c3-3
DECEMBER 31, 2017

The Company is exempt from the requirements of SEA Rule 15c3-3 under Section (k)(2)(ii) of the Rule.

PKF O'CONNOR DAVIES
ACCOUNTANTS AND ADVISORS

Report of Independent Registered Public Accounting Firm on Review of the Exemption Report

To the Stockholder of
Repex & Co., Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Repex & Co., Inc. (the "Company") identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(ii), (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

PKF O'Connor Davies, LLP

March 14, 2018

PKF O'CONNOR DAVIES, LLP
665 Fifth Avenue, New York, NY 10022 | Tel: 212.867.8000 or 212.286.2600 | Fax: 212.286.4080 | www.pkfod.com

Repex & Co., Inc.'s Rule 15c3-3 Exemption Report

Repex & Co., Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 pursuant to the Securities Exchange Act of 1934 ("SEA") (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Rule 15c3-3 Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3 (k) (2) (ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Repex & Co., Inc. has met the aforementioned exemption provisions throughout the most recent year ended December 31, 2017, without exception.

Repex & Co., Inc.

I, David Sokolower, swear (or affirm) that, to my best knowledge and belief, this Rule 15c3-3 Exemption Report is true and correct.

By: David Sokolower

Title: President

February 21, 2018